Exhibit 3.2
Amended Article II, Section 2(a)
of the Restated Bylaws of CytRx Corporation
     (a) Qualifications and Number. Each director of the Corporation shall be a natural person of full age. A director of the Corporation need not be a citizen of the United States, a resident of the State of Delaware or a stockholder of the Corporation. The total number of directors which shall constitute the whole Board of Directors shall be as fixed by resolution of the Board of Directors.